Exhibit 99.1

Explanation of Responses

Relationship of Reporting Person(s) to Issuer: Other (specify below)

Item 1.   Christopher M. Jeffries

The reporting person is a member of a Section 13(d) group that owned, prior to the transactions reported by the Form 4's filed by other members of such group on the date hereof, more than 10% of the issuer's outstanding common stock, par value $.01 per share ("Common Stock"). The reporting person is no longer subject to Section 16 reporting because he is no longer a member of a Section 13(d) group that owns more than 10% of the Common Stock. The reporting person disclaims beneficial ownership in the securities of the issuer except to the extent of his pecuniary interest, if any, therein.